Exhibit 99.94

DATA SERVICES AGREEMENT

This agreement (the “Agreement”) is entered into December 15, 2021, by and between

(1)	BitZERO Inc, a Barbados limited liability company with company registration number 50006 (“BitZERO”), and;

(2)	Exanorth AS, a Norwegian limited liability company with company registration number 921 677 421 (“Exanorth”).

BitZERO and Exanorth are jointly referred to as the “Parties”, each being a “Party”.

1	BACKGROUND

The Canadian company BitZERO Blockchain Inc. owns the all shares in BitZERO and Exanorth. Exanorth is a Norwegian company with the purpose of building and operating a Data Center (the “Data Center”) in Tunnsjødal in Norway. The Data Center will provide data processing services which can be used for mining of digital currency (“Crypto Currency”).

Under this Agreement, BitZERO subcontracts Exanorth to mine Crypto Currency on behalf of BitZERO, and thus, providing “mining as a service” to BitZERO according to the terms and subject to the conditions set out in this Agreement.

2	MINING AS A SERVICE

Exanorth commits to use up to 100% of the data processing capacity at the Data Center for the use of mining of Crypto Currency on behalf of BitZERO. The service which Exanorth provides to BitZERO is mining as a service (the “Service”).

All Crypto Currency mined at the Data Center is owned by BitZERO, and thus, Exanorth shall under no circumstances be considered to be or have been the owner of, or have rights in, the Crypto Currency mined from the Data Center.

Moreover, BitZERO can decide to make use of the Data Center’s data processing capacity to other use and purposes than mining of Crypto Currency.

3	DATA PROCESSING CAPACITY

Based on the fluctuations of the Crypto Currency market and Exanorth’s costs (e.g. electricity costs), BitZERO may in writing and with two weeks’ notice, instruct Exanorth to reduce the use of the data processing capacity at the Data Center. If so, Exanorth is entitled to utilize the available data processing capacity and to provide its services to other customers on a temporary basis, cf. the paragraph below.

If BitZERO later wishes to increase the use of data processing capacity at the Data Center, a written notice must be sent to Exanorth after which Exanorth undertakes to allocate the available capacity at the Data Center to BitZERO. In the event that Exanorth cannot to meet the request for available capacity, e.g. as a result of the capacity being utilized by other customers, Exanorth undertakes to surrender this capacity to BitZERO after the delivery to the other customer has been completed.

4	SERVICE FEE

As compensation for the Mining Services, BitZERO shall pay to Exanorth a monthly service fee equal to Exanorth’s costs plus an 11% mark-up (the “Service Fee”). The Service Fee is based on BitZERO utilizing 100% of the capacity at the Data Center and in the event that capacity utilization is reduced, the Service Fee will be reduced corresponding to how the reduction affects Exanorth’s costs.

In order to determine the appropriate pricing of the Services, the Parties contracted BDO to perform a benchmark study. The benchmark study is enclosed as Appendix 1. The Service Fee is calculated on the basis of this benchmark study with a mark-up of 11%.

The Service Fee is based on the estimated costs accrued by Exanorth in providing the Service plus an appropriate profit margin based on a benchmark analysis made by BDO.

The Service Fee shall be invoiced from Exanorth to BitZERO the 30 day each month.

5	RISKS AND RESPONSIBILITIES

5.1	Risks and responsibilities of Exanorth

Under this Agreement, Exanorth is responsible for all costs and risks related to performing the Service, hereby ensuring that the Data Center is fully functional in order to meet BitZERO’s requirements. However, Exanorth’s liability is limited to performing the Service.

Exanorth will have no rights to the mined Crypto Currency, which shall be the property of BitZERO from the time it is mined.

Exanorth has no profit responsibility or target goals towards BitZERO with regard to the number of coins/tokens mined. Exanorth’s responsibility and liability is limited to ensuring the available data capacity and that the Data Center is operational at all times, and that the data processing capacity can be used according to BitZERO’s request.

5.2	Risks and responsibilities of BitZERO

BitZERO is responsible for, and has the economic risks related to, the mining of the Crypto Currency, including the trading of the Crypto Currency to third parties.

6	TERM AND TERMINATION

This Agreement shall continue in full force and effect without any limitation in time.

A Party may choose to withdraw from the Agreement by written notice to the other Party. The withdrawal can first take place 90 days after the date for the Party’s written notice.

Upon termination of this Agreement for any reason whatsoever, all rights and obligations of the terminating Party shall cease, provided that termination of this Agreement shall not relieve the terminating Party of any obligations accrued prior to such termination, including but not limited to the terminating Party’s obligations to make payments in accordance with the terms of this Agreement.

The termination of this Agreement for any reason whatsoever shall not give either of the Parties the right to claim any compensation, indemnity or reimbursement whatsoever from the other by reason of such termination.

7	INTELLECTUAL PROPERTY RIGHTS

All intellectual property rights are and shall remain the exclusive property of the Party owning the intellectual property rights prior to entering into this Agreement.

8	ASSIGNMENT

Neither Party may assign the Agreement or any of its rights or obligations thereunder, whether by operation of law or otherwise, without the prior written consent of the other Party.

9	ILLEGALITY

If any one or more of the provisions contained in this Agreement shall be held invalid, illegal or unenforceable in any respect in any competent jurisdiction, the validity, legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired.

10	CONFIDENTIALITY

Each Party shall keep confidential all information obtained in connection with this Agreement, including, but not limited to information about the other Party, except as required by law.

11	GOVERNING LAW AND DISPUTE RESOLUTION

This Agreement and all issues to which this Agreement relates shall be governed by and construed in all respects in accordance with the laws of Norway. Any dispute arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by the courts of Norway. The Parties agree that the exclusive legal venue in the first instance shall be Oslo district court (Norway).

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This Agreement has been prepared in two originals, of which each party has received one.

BitZERO Inc	Exanorth AS

Joshua Lebovic, CFO	Frank Aadnevik, Director